Royal Dutch/Shell Group of Companies

Summary results and business indicators

THIRD			$ million
QUARTER				NINE MONTHS
2004	2003%%			2004	2003	%
	As restated				As restated
5,397	2,453	+120	Net income *	14,058	10,579	+33

990	(140)		Estimated current cost of supplies (CCS) adjustment for Oil Products segment - see note 2	1,594	(522)

4,407	2,593	+70	CCS earnings *	12,464	11,101	+12

			* includes:
-	-		Special credits/(charges) — see note 3	-	1,036
-	-		Asset retirement obligations — see note 1	-	255

THIRD
QUARTER			NINE MONTHS
2004	2003		2004	2003
As restated		Summary indicators		As restated
6,241	5,177	Cash from operations ($ million)	18,851	17,290
7,508	4,594	Cash from operations excluding working capital movements ($ million)	20,464	15,923
3,507	3,638	Capital investment ($ million)	9,810	9,777

		Return on Average Capital Employed on a Net income basis (%) — see note 4	17.4%	15.6%

3,608	3,666	Upstream production (thousand boe/d)	3,749	3,876

		Segment earnings ($ million)
2,405	2,039	Exploration and Production	7,086	7,053
272	65	Gas & Power	1,135	2,023
1,555	880	Oil Products (CCS basis)	4,233	2,911
577	30	Chemicals	1,130	145
(402)	(421)	Other segments/Corporate/Minority Interests	(1,120)	(1,031)

Basic earnings per share — see note 8

     On a net income basis, Royal Dutch basic earnings per share (EPS) were €1.31 ($1.60), and Shell Transport basic EPS were 12.5p. On a CCS basis, Royal Dutch basic EPS were €1.07 ($1.31) and Shell Transport basic EPS were 10.2p.

Additional earnings information

     The earnings in the third quarter 2004 contained the following items over $50 million:

•	Exploration and Production results included a $183 million charge related to the mark-to-market valuation of certain UK gas contracts.

•	In Oil Products divestment gains of some $131 million were partly offset by other net charges resulting in a total gain of $50 million.

A report by Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

Key features of the third quarter 2004 and reserves update

Summary		Record net income and strong earnings and cash generation reflect high hydrocarbon price realisations and strong margins and asset utilisation in Oil Products and Chemicals. Oil and gas prices increased but the quarter saw crude differentials widening. Hydrocarbon production year on year was unchanged after taking into account divestments, and LNG volumes continued to grow. Gross divestment proceeds for 2004 are expected to exceed $4.8 billion.

The outlook for 2004 production (3.7-3.8 million boe/d) and 2004-2006 gross divestment proceeds ($10-$12 billion) is unchanged. Capital investment expectation for 2004 is lowered to around $14 billion.

The company has also provided an update on reserves.

Jeroen van der Veer, Chief Executive, said: “These are again satisfactory results, and I am pleased with the progress we’re making. I am of course disappointed that the more rigorous review and audit process we have put in place has identified potential proved reserves reductions. In the face of significant changes, I am committed to delivering competitive performance, and our executive committee is clearly focused on the many challenges ahead.”

Reported net income	•	Reported net income of $5,397 million was more than double the earnings in the same period last year.

CCS Earnings	•	The Group’s CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products segment earnings) for the quarter of $4,407 million were 70% higher than the same period last year. Earnings reflected higher hydrocarbon realisations, strong LNG and Gas-to-Liquids earnings offset by lower other income in Gas & Power, and higher Downstream earnings in Oil Products and Chemicals.

Upstream EP segment earnings	•	Exploration and Production segment earnings of $2,405 million were 18% higher than a year ago. Earnings included a $183 million charge related to the mark-to-market valuation of certain long-term UK gas supply contracts. Higher oil realisations (39%) and gas realisations (7%) were partly offset by the impact of hurricanes in the Gulf of Mexico and higher costs.

Hydrocarbon production	•	Hydrocarbon production was 3,608 thousand barrels oil equivalent (boe) per day. Excluding the impact of divestments of 63 thousand boe per day, total production was unchanged versus the same quarter last year. Production for 2004 is expected to be 3.7 to 3.8 million boe per day subject to price effects on production entitlements and the restart of shut-in Gulf of Mexico production.

Reserves	•	The Group remains reasonably confident of achieving 100% SEC proved reserves replacement over the next 5 years (2004 to 2008 averaged).

Since completion of the 2003 Annual Reports and Accounts and as previously announced, the Group has followed through on its plans to launch an extensive and detailed programme of audit and assurance related to SEC proved reserves. This includes professional staff retraining (involving some 3000 Shell and joint venture staff) and use of external reserves experts in the reserves auditing process. The Group also has greatly increased its proved reserve audit resource and the depth of reserve audits.

Implementation of these enhanced reserves audit procedures is underway in preparation for publication of its 2004 Annual Reports and Accounts and the Group has now conducted audits of approximately 8 billion barrels of oil equivalent (boe) of the Group’s reported proved reserves of 14.35 billion boe at 31 December 2003. Preliminary reports from the field and audit teams suggest that reductions to Shell’s 31 December 2003 proved reserves are likely to be appropriate. At this point, the amounts and timings of the adjustments are part of the ongoing review process, which includes further assessment and challenge by relevant operational teams, the reserves committee, the executive committee and the Group Audit Committee to arrive at a conclusion. The volume adjustment currently under consideration is approximately 900 million boe. The definitive figures, including the related impact on reserve replacement ratios, standardised measure of discounted cash flows and financial statements, will be provided upon completion of the annual process in early 2005.

Upstream GP segment earnings	•	Gas & Power segment earnings were $272 million compared to $65 million a year ago, which included net charges of some $230 million. Earnings reflected LNG volume growth and higher prices, and higher Gas-to-Liquids performance, offset by lower Marketing and Trading earnings.

Downstream OP segment earnings	•	Oil Products CCS segment earnings were $1,555 million compared to $880 million a year ago. Earnings reflected increased refining intake and higher global refining margins partly offset by lower marketing earnings mainly due to weaker market conditions in the USA.

Downstream Chemicals segment earnings	•	Chemicals segment earnings were $577 million compared to $30 million the same quarter last year. Earnings benefited from volume growth, improved operating rates and higher margins.

Cash flow from operations	•	For the quarter cash flow from operating activities was $6.2 billion inclusive of a working capital increase of almost $1.3 billion. This cash, together with divestment proceeds ($0.8 billion), was mainly used for capital expenditure of $3.0 billion and distributions to Parent Companies of $3.9 billion to fund dividends and share buy backs. Cash and cash equivalents rose by $0.2 billion and debt increased by $0.3 billion.

Debt ratio	•	At the end of the quarter the debt ratio was 16.3% compared to 22.1% a year ago; cash and cash equivalents amounted to $2.6 billion.

Capital Investment	•	Capital investment for the quarter was $3.1 billion, excluding the minority share in Sakhalin of $0.4 billion, versus $3.4 billion a year ago. Year to date capital investment was $8.7 billion excluding the minority share of Sakhalin of $1.1 billion.

Proceeds from divestments	•	Gross proceeds from divestments for the quarter were $0.8 billion and comprised various items including the divestment of downstream assets in Japan and Malaysia. Year to date proceeds total $2.8 billion. Further proceeds of some $2 billion are expected to be received later this year depending on the timing of regulatory approvals.

Dividends and share buy back	•	$3.0 billion dividends were paid to shareholders during the quarter. Royal Dutch and Shell Transport continued their share buy back programmes for the year. Shares purchases for cancellation and to underpin the employee share option schemes were made for a combined total of $1.0 billion in the quarter, bringing the year to date total to $1.7 billion.

Group investments and portfolio developments

Upstream:		Upstream portfolio developments were:

Exploration and Production, Gas and Power		Additional oil sands acreage was acquired in Canada and exploration acreage was expanded through new license awards in the UK, Brazil and the Gulf of Mexico. Exploration discoveries were made in Russia, Gabon, Brunei and Malaysia, with successful appraisals in Kazakhstan, Malaysia and the Gulf of Mexico.

     Progress continues with the unconventional resources portfolio in North America. Shell Canada outlined the growth plans for Athabasca Oil Sands (Shell Canada share 60%), expecting to increase production to between 270,000 and 290,000 barrels per day by 2010.

     In Malaysia gas production started in the Jintan field (Shell share 37.5%), offshore Sarawak. First oil production from the Glider field (Shell share 75%) in the Gulf of Mexico was announced in the quarter. Glider is a subsea tieback to the Brutus production platform. In October, the commencement of gas production from the Goldeneye gas condensate field (Shell share 49%) in the North Sea was announced.

     Building the integrated gas portfolio, Nigeria LNG Ltd (NLNG), Shell share 26%, took the final investment decision for LNG train 6 with expected start up in 2007 and a capacity of 4 million tonnes per annum (mtpa). Shell has purchased 3 mtpa of LNG from train 6 to supply North American and European markets. Total NLNG capacity will be 22 mtpa of LNG and 5 mtpa of natural gas liquids and the Shell upstream joint venture in Nigeria will in total supply some 1,900 million standard cubic feet per day (Shell share 30%) of gas to NLNG.

     The Australian North West Shelf LNG (NWS) venture (Shell share 22%), started production from LNG train 4 (capacity 4.2 mtpa) bringing NWS operational capacity to 12 mtpa of LNG and some 5 mtpa of natural gas liquids. NWS signed an LNG supply agreement with Kansai Electric Power Company of Japan for 0.5 mtpa starting in 2009, increasing to some 0.9 mtpa in 2015, through 2023. In Oman Shell has taken an 11% indirect interest in the Qalhat LNG project with a capacity of 3.3 mtpa to start up around end 2005.

     In October, Shell signed an agreement with Sempra for 50% of the capacity of a new LNG import terminal in Baja California, Mexico. The terminal will have a capacity of 1 billion cubic feet of gas per day (7.5 mtpa LNG) and is expected to become operational in 2008. Shell also holds rights to 50% of any future capacity expansions. Through this capacity Shell will supply gas to Mexican and US markets partly from the Sakhalin II LNG project (Shell share 55%) in Russia through a supply agreement for 37 million tonnes of LNG over a 20-year period starting in 2008.

     Shell agreed the sale of its 16.67% interest in gas wholesale and transmission companies Distrigas SA and Fluxys SA in Belgium, which is expected to close in the fourth quarter 2004 and divested from the German utility company Avacon AG.

Downstream:

Oil Products and
Chemicals

     Downstream continued implementation of the Group’s strategy for reshaping the portfolio.

     Shell and BASF announced the review of strategic alternatives regarding their polyolefins joint venture Basell (Shell share 50%). The options being reviewed by the shareholders include the sale of their stakes and an equity market transaction.

     Shell commenced a review of strategic options for its Liquid Petroleum Gas (LPG) distribution and marketing business. The process is at a very preliminary stage.

     A conditional sales agreement was signed for Shell’s entire 64% interest in the Rayong refinery in Thailand, and is expected to close in the fourth quarter eliminating the Group’s consolidated debt for this refinery.

     The sale of part of Shell’s interest in Showa Shell Sekiyu K.K in Japan to Saudi Aramco was completed during the quarter reducing the interest from 50% to about 40%. Arrangements are in place for Saudi Aramco to acquire an additional 5% from Shell subject to certain conditions.

     The retail and commercial businesses in Peru were sold and, in Malaysia, Shell completed the sale of about one third of its holdings in a refining company (remaining Shell share 51%). A sale agreement was signed for the retail and commercial fuels businesses in Spain, which is expected to complete in the fourth quarter.

     In October the sale of the Mid-Continent and Mid-West refined products pipeline systems as well as the retail and commercial fuels business in Portugal were completed.

     Restructuring of the retail network in the USA and Europe progressed. From the start of the program, a total of 5,800 sites have been rebranded from Texaco to Shell in the USA and some 5,300 Shell sites re-imaged. This reflects completion of some 90% of the program.

Exploration and Production

     Earnings by segment

THIRD			$ million	NINE MONTHS
QUARTER
2004	2003	%		2004	2003	%
	As restated				As restated
2,405	2,039	+18	Segment earnings *	7,086	7,053
			* includes: Asset retirement obligations — see note 1		255

2,279	2,393	-5	Crude oil production (thousand b/d)	2,283	2,380	-4
7,706	7,379	+4	Natural gas production available for sale (million scf/d)	8,505	8,676	-2

     Third quarter segment earnings of $2,405 million were 18% higher than a year ago. Earnings included a $183 million charge related to the mark-to-market valuations of certain long-term UK gas supply contracts.

     Earnings benefited from the impact of higher hydrocarbon prices, partly offset by an increase in effective tax and royalties as well as the impact of hurricanes in the Gulf of Mexico. Earnings were further impacted by increases in costs from a weaker US dollar, higher depreciation rates and higher production costs.

     Liquids realisations were 39% higher than last year versus an increase in both Brent and WTI of around 45%. Gas realisations in the USA increased by 20% versus an increase in Henry Hub of 12%. Outside the USA gas realisations rose by 5%.

     The increase in the effective tax rate is mainly driven by the impact of higher oil and gas prices on certain production contracts, various net tax credits a year ago and an increase in the tax burden in Denmark. At current prices, and relative to the same period a year ago, the overall impact of the changes in Denmark is a charge to earnings of some $250 million for the quarter.

     Hurricanes in the Gulf of Mexico have caused production downtime and damaged some offshore facilities. The estimated impact on Exploration and Production earnings from the cost of repairs in the third quarter is some $20 million.

     Hydrocarbon production was 3,608 thousand boe per day. Excluding the impact of divestments of 63 thousand boe per day, total hydrocarbon production was unchanged versus the same quarter last year.

     Production benefited from new fields mainly in the USA, Malaysia and the UK as well as the ramp-up of fields mainly in Brazil and Canada, totalling approximately 210 thousand boe per day compared to a year ago. These were offset by some 180 thousand boe per day due to field declines, mainly in the USA, North Sea and Oman. Further decreases in production were caused by hurricanes in the Gulf of Mexico (54 thousand boe per day) and shut downs in the North Sea (58 thousand boe per day) compared to a year ago.

     Capital investment of $2.1 billion, excluding the minority share of Sakhalin, was similar to a year ago and included exploration expense of $0.3 billion.

Gas & Power

THIRD			$ million	NINE MONTHS
QUARTER
2004	2003	%		2004	2003	%
272	65	+318	Segment earnings *	1,135	2,023	-44
			* includes:
-	-		Special credits/(charges) — see note 3	-	1,036

2.44	2.31	+6	Equity LNG sales volume (million tonnes)	7.39	6.86	+8

     Third quarter segment earnings of $272 million compared with earnings of $65 million, including net charges of some $230 million a year ago. LNG earnings reflected 6% growth in volumes, including the Malaysia Tiga LNG volume ramp up and Nigeria LNG Train 3 now operating at plateau, and higher realised LNG prices. Earnings from the Gas-to-Liquids plant in Malaysia were also higher due to higher prices and volumes following debottlenecking and high availability. These were offset by lower Marketing and Trading earnings.

Oil Products

THIRD			$ million	NINE MONTHS
QUARTER
2004	2003	%		2004	2003	%
	As restated				As restated
2,587	741		Segment earnings	5,904	2,381

1,032	(139)		CCS adjustment	1,671	(530)

1,555	880	+77	Segment CCS earnings	4,233	2,911	+45

4,205	4,113	+2	Refinery intake (thousand b/d)	4,174	4,135	+1
7,690	7,408	+4	Oil product sales (thousand b/d)	7,566	7,407	+2

     Third quarter segment earnings were $2,587 million compared to $741 million for the same period last year. The estimated effect on earnings of current cost of supplies of $1,032 million reflects an increase in average crude prices of some $6 a barrel during the third quarter (see note 2). Divestment gains of some $131 million were partly offset by other net charges resulting in a total gain of $50 million.

     Third quarter CCS segment earnings were $1,555 million, up 77% from $880 million for the third quarter of 2003. The increase reflects higher refining margins in all regions as well as an overall 2% improvement in refinery intake. Aggregate marketing earnings (including earnings from Lubricants, Aviation, LPG and Marine) declined due largely to lower margins in the USA. Earnings in Global Trading improved compared to the third quarter of 2003.

     Outside the USA, segment earnings were $1,975 million compared to $766 million a year ago. Segment CCS earnings were $1,199 million, up 70% from CCS earnings of $706 million for the same period last year.

     Refinery margins were up from third quarter 2003 levels, reflecting high product demand and strong gasoline and middle distillate prices. Refinery intake was up 5% due largely to reduced planned and unplanned downtime. Marketing earnings were down about 3% from the third quarter of 2003. Within marketing earnings, LPG earnings improved while Aviation earnings declined.

     In the USA, segment earnings were $612 million compared to a loss of $25 million a year ago. Third quarter CCS earnings were $356 million, up 105% over earnings of $174 million in the same period last year.

     Higher refining earnings and increased trading profits were partially offset by lower marketing earnings. Refining earnings improved due to stronger margins, higher light/heavy coking differentials and improved reliability. Total refining intake decreased by 5% compared to a year ago. This was due to the sale of the Delaware City Refinery, which reduced overall intake by nearly 8%, and the impact of hurricanes which had a 2% negative impact. Plant utilisation was up 5 percentage points from third quarter 2003 levels. Marketing earnings declined compared to a year ago reflecting retail and wholesale margins. Retail volumes declined as a result of continued portfolio rationalisation aimed at shedding low return volumes.

Chemicals

THIRD QUARTER			$ million	NINE MONTHS
2004	2003	%		2004	2003	%
	As restated				As restated
577	30	+1,823	Segment earnings	1,130	145	+679

6,080	5,672	+7	Sales volumes (thousand tonnes)	18,196	17,136	+6

     Segment earnings for the third quarter were $577 million compared with $30 million last year. Earnings benefited from volume growth, improved operating rates and higher margins. Sales volumes, excluding feedstock trading, increased by 7% compared to the same quarter last year. Volume growth was supported by strong demand, capacity additions and improved asset utilisation. Margins reflected higher price realisations and increases in feedstock and energy prices. Fixed costs were lower compared to a year ago.

Other Industry and Corporate segments

THIRD		$ million	NINE MONTHS
QUARTER
2004	2003		2004	2003

(37)	(160)	Other industry segment earnings	(60)	(227)

(154)	(141)	Corporate segment net costs	(594)	(521)

     Other industry segments (Renewables, Hydrogen and Consumer) earnings were a loss of $37 million, compared to a loss of $160 million in the same period a year ago which included charges of $127 million.

     Corporate net costs of $154 million benefited from favourable net financing results partly offset by a charge for the settlement with the FSA in the UK with respect to reserves reporting. The third quarter a year ago benefited from non-recurring income of $93 million.

Note

     The results shown for the third quarter are unaudited.

     The results for the Royal Dutch/Shell Group of Companies for the third quarter 2004 and previous quarters as shown reflect the accounting policies as stated in Note 3 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 54 to 57. Previous periods have been restated accordingly.

     Quarterly results are expected to be announced on 3 February 2005 for the fourth quarter.

     This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

28 October 2004

Appendix 1: Group financial statements and tables

Statement of income

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2004	2004	2003%[1]			2004	2003	%
		As restated				As restated
89,461	80,418	66,116	+35	Sales proceeds	246,088	200,330	+23
18,469	17,869	16,669		Sales taxes, excise duties and similar levies	54,469	49,033

70,992	62,549	49,447	+44	Net proceeds	191,619	151,297	+27
58,417	51,725	41,477		Cost of sales	157,721	125,591

12,575	10,824	7,970	+58	Gross profit	33,898	25,706	+32

3,680	3,661	3,338		Selling, distribution and administrative expenses	10,736	9,788
304	880	194		Exploration	1,309	594
97	159	152		Research and development	392	429

8,494	6,124	4,286	+98	Operating profit of Group companies	21,461	14,895	+44

1,845	1,569	639		Share of operating profit of associated companies	4,709	2,703

10,339	7,693	4,925	+110	Operating profit	26,170	17,598	+49

234	205	221		Interest and other income	1,049	1,865
304	307	352		Interest expense	923	1,026
20	(41)	(16)		Currency exchange gains/(losses)	(47)	(135)

10,289	7,550	4,778	+115	Income before taxation	26,249	18,302	+43
4,639	3,400	2,204		Taxation	11,648	7,703

5,650	4,150	2,574	+120	Income after taxation	14,601	10,599	+38
253	148	121		Minority interests	543	275
-	-	-		Cumulative effect of a change in accounting principle, net of tax, for asset retirement obligations	-	255

5,397	4,002	2,453	+120	NET INCOME	14,058	10,579	+33

     1 Q3 on Q3 change

Earnings by segment

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2004	2004	2003%[1]			2004	2003	%
		As restated		Exploration and Production:		As restated
1,617	1,246	1,285	+26	World outside USA	4,861	4,915	-1
788	689	754	+5	USA	2,225	2,138	+4

2,405	1,935	2,039	+18		7,086	7,053

				Gas & Power:
263	380	90	+192	World outside USA	1,091	1,918	-43
9	(42)	(25)	-	USA	44	105	-58

272	338	65	+318		1,135	2,023	-44

				Oil Products:
1,199	1,094	706	+70	World outside USA	3,253	2,474	+31
356	461	174	+105	USA	980	437	+124

1,555	1,555	880	+77		4,233	2,911	+45

				Chemicals:
431	305	75	+475	World outside USA	967	437	+121
146	66	(45)	-	USA	163	(292)	-

577	371	30	+1,823		1,130	145	+679

(37)	(9)	(160)		Other industry segments	(60)	(227)

4,772	4,190	2,854	+67	TOTAL OPERATING SEGMENTS	13,524	11,905	+14

				Corporate:
(137)	(193)	(155)		Interest income/(expense)	(493)	(592)
33	-	(31)		Currency exchange gains/(losses)	24	(60)
(50)	(96)	45		Other - including taxation	(125)	131

(154)	(289)	(141)			(594)	(521)

(211)	(133)	(120)		Minority interests	(466)	(283)

4,407	3,768	2,593	+70	CCS EARNINGS	12,464	11,101	+12

990	234	(140)		CCS adjustment for Oil Products	1,594	(522)

5,397	4,002	2,453	+120	NET INCOME	14,058	10,579	+33

1 Q3 on Q3 change

Summarised statement of assets and liabilities

$ million
	Sep 30	Jun 30	Sep 30
	2004	2004	2003
Fixed assets:			As restated
Tangible fixed assets	86,809	85,802	85,229
Intangible fixed assets	4,668	4,710	4,809
Investments	23,258	22,677	21,795

	114,735	113,189	111,833

Other long-term assets	11,794	10,322	8,266

Current assets:
Inventories	16,879	14,558	12,184
Accounts receivable	38,178	32,552	27,734
Cash and cash equivalents	2,618	2,448	2,467

	57,675	49,558	42,385

Current liabilities:
Short-term debt	7,349	6,888	12,248
Accounts payable and accrued liabilities	39,362	33,892	29,022
Taxes payable	11,062	9,673	8,025
Dividends payable to Parent Companies	-	3,880	-

	57,773	54,333	49,295

Net current assets/(liabilities)	(98)	(4,775)	(6,910)

Total assets less current liabilities	126,431	118,736	113,189

Long-term liabilities:
Long-term debt	9,468	9,503	9,299
Other	7,639	6,551	5,979

	17,107	16,054	15,278

Provisions:
Deferred taxation	13,312	12,880	12,577
Other	9,544	9,556	9,433

	22,856	22,436	22,010

Minority interests	4,746	4,161	3,152

NET ASSETS	81,722	76,085	72,749

Summarised statement of cash flows (Note 6)

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2004	2004	2003		2004	2003
		As restated	CASH FLOW PROVIDED BY		As restated
			OPERATING ACTIVITIES:
5,397	4,002	2,453	Net income	14,058	10,579
2,605	3,130	3,023	Depreciation, depletion and amortisation	8,352	7,986
(184)	(22)	(315)	(Profit)/loss on sale of assets	(869)	(1,765)
(1,267)	(1,845)	583	Decrease/(increase) in net working capital	(1,613)	1,367
			Associated companies:
(385)	(15)	210	dividends more/(less) than net income	(697)	120
249	(52)	(371)	Deferred taxation and other provisions	554	(16)
(174)	(385)	(406)	Other	(934)	(981)

6,241	4,813	5,177	Cash flow provided by operating activities	18,851	17,290

			CASH FLOW USED IN INVESTING ACTIVITIES:
(3,034)	(2,881)	(3,124)	Capital expenditure	(8,342)	(8,378)
447	125	911	Proceeds from sale of assets	1,300	1,284
119	(67)	(150)	Net investments in associated companies	(373)	(341)
119	10	475	Proceeds from sale and other movements in investments	1,071	2,194

(2,349)	(2,813)	(1,888)	Cash flow used in investing activities	(6,344)	(5,241)

			CASH FLOW PROVIDED BY/ (USED IN) FINANCING ACTIVITIES:
(219)	(409)	(448)	Net increase/(decrease) in long-term debt	(668)	(551
521	(84)	1,366	Net increase/(decrease) in short-term debt	(2,566)	(2,050)
272	311	(1,109)	Change in minority interests	860	(1,562)
(3,904)	(4,586)	(2,469)	Dividends paid to: Parent Companies	(8,490)	(6,248)
(84)	(72)	(93)	Minority interests	(202)	(244)

(3,414)	(4,840)	(2,753)	Cash flow provided by/(used in) financing activities	(11,066)	(10,655)

(314)	(416)	(14)	Parent Companies’ shares: net sales/(purchases) and dividends received	(738)	(582)
6	(28)	8	Currency translation differences relating to cash and cash equivalents	(37)	99

170	(3,284)	530	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	666	911

Operational data - Upstream

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2004	2004	2003%[1]			2004	2003	%
		As restated				As restated
	thousand b/d			CRUDE OIL PRODUCTION		thousand b/d
547	601	633		Europe	585	679
398	383	387		Africa	408	356
246	247	285		Asia Pacific	249	292
507	469	529		Middle East, Russia, CIS	473	501
378	350	389		USA	373	424
110	103	101		Other Western Hemisphere	109	92

2,186	2,153	2,324		Total crude oil production excluding oil sands	2,197	2,344
93	85	69		Oil sands	86	36

2,279	2,238	2,393	-5	Total crude oil production including oil sands	2,283	2,380	-4

	Million scf/d2			NATURAL GAS PRODUCTION		million scf/d2
				AVAILABLE FOR SALE
2,673	2,756	2,139		Europe	3,463	3,328
392	379	372		Africa	373	343
2,131	2,025	2,185		Asia Pacific	2,091	2,147
671	743	703		Middle East, Russia, CIS	695	757
1,294	1,327	1,455		USA	1,342	1,571
545	543	525		Other Western Hemisphere	541	530

7,706	7,773	7,379	+4		8,505	8,676	-2

	thousand b/d			BARRELS OF OIL EQUIVALENT		thousand b/d
1,008	1,076	1,002		Europe	1,182	1,253
466	448	451		Africa	472	415
613	596	662		Asia Pacific	610	662
623	597	650		Middle East, Russia, CIS	593	632
601	579	640		USA	604	695
204	197	192		Other Western Hemisphere	202	183

3,515	3,493	3,597		Total production excl oil sands	3,663	3,840
93	85	69		Oil sands	86	36

3,608	3,578	3,666	-2	Total production incl oil sands	3,749	3,876	-3

1 Q3 on Q3 change
2 scf/d = standard cubic feet per day; 1 standard cubic feet = 0.0283 m3

Operational data - Upstream (continued)

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2004	2004	2003%[1]			2004	2003	%
		As restated				As restated
	million tonnes			LIQUEFIED NATURAL GAS (LNG)		million tonnes
2.44	2.44	2.31	+6	Equity LNG sales volume	7.39	6.86	+8
	$/bbl			Realised Oil Prices		$/bbl
38.16	33.82	27.56		WOUSA	34.08	27.54
38.68	33.64	26.94		USA	34.52	27.13
38.23	33.80	27.48		Global	34.13	27.48
	$/thousand scf			Realised Gas Prices		$/thousand scf
3.55	3.81	3.38		Europe	3.60	3.27
2.82	2.89	2.69		WOUSA (including Europe)	2.91	2.67
6.18	6.08	5.15		USA	6.02	5.91
3.50	3.52	3.28		Global	3.49	3.36

1 Q3 on Q3 change

Operational data – Downstream

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2004	2004	2003%[1]			2004	2003	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,784	1,814	1,732		Europe	1,771	1,761
1,019	956	952		Other Eastern Hemisphere	969	959
1,009	1,103	1,063		USA	1,063	1,066
393	318	366		Other Western Hemisphere	371	349

4,205	4,191	4,113	+2		4,174	4,135	+1

				OIL SALES
2,799	2,765	2,778		Gasolines	2,757	2,758
898	803	844		Kerosines	829	799
2,469	2,284	2,290		Gas/Diesel oils	2,351	2,285
777	848	762		Fuel oil	865	825
747	769	734		Other products	764	740

7,690	7,469	7,408	+4	Total oil products*	7,566	7,407	+2
5,580	4,875	4,614		Crude oil	5,268	4,746

13,270	12,344	12,022	+10	Total oil sales	12,834	12,153	+6

				*comprising
2,179	2,015	2,123		Europe	2,109	2,099
1,312	1,370	1,289		Other Eastern Hemisphere	1,325	1,283
2,550	2,507	2,400		USA	2,522	2,373
757	731	772		Other Western Hemisphere	744	740
892	846	824		Export sales	866	912

				CHEMICAL SALES VOLUMES BY
thousand tonnes				MAIN PRODUCT CATEGORY[2]**	thousand tonnes
3,532	3,605	3,234		Base chemicals	10,609	9,706
2,433	2,446	2,438		First line derivatives	7,247	7,304
115	131	0		Other	340	126

6,080	6,182	5,672	+7		18,196	17,136	+6

				**comprising
2,586	2,683	2,383		Europe	7,783	7,338
1,389	1,360	1,422		Other Eastern Hemisphere	4,178	3,971
1,937	1,973	1,684		USA	5,740	5,287
168	166	183		Other Western Hemisphere	495	540

$ million				CHEMICAL SALES – NET PROCEEDS[3]	$ million
2,134	1,870	1,237		Europe	5,629	4,173
1,234	1,013	788		Other Eastern Hemisphere	3,203	2,247
1,587	1,459	1,015		USA	4,296	3,248
170	140	189		Other Western Hemisphere	434	555

5,125	4,482	3,229	+59		13,562	10,223	+33
617	642	341		By-products	1,720	1,044

5,742	5,124	3,570	+61		15,282	11,267	+36

[1]	Q3 on Q3 change

[2]	Excluding volumes sold by associate companies, chemical feedstock trading and by-products

[3]	Excluding proceeds from associate companies and chemical feedstock trading

Capital investment

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2004	2004	2003		2004	2003
		As restated	Capital expenditure:		As restated
			Exploration and Production:
1,871	1,705	1,865	World outside USA	5,031	4,859
172	272	342	USA	720	1,035

2,043	1,977	2,207		5,751	5,894

			Gas & Power:
360	351	245	World outside USA	1,027	679
5	18	10	USA	28	23

365	369	255		1,055	702

			Oil Products:
			Refining:
163	137	100	World outside USA	387	259
55	68	95	USA	176	312

218	205	195		563	571

			Marketing:
232	201	236	World outside USA	574	597
45	11	52	USA	66	139

277	212	288		640	736

			Chemicals:
38	28	30	World outside USA	91	86
39	37	83	USA	109	231

77	65	113		200	317

54	53	66	Other segments	133	160

3,034	2,881	3,124	TOTAL CAPITAL EXPENDITURE	8,342	8,380

			Exploration expense:
175	222	151	World outside USA	470	406
110	34	24	USA	187	145

285	256	175		657	551

			New equity investments in associated companies:
94	100	57	World outside USA	283	177
4	1	248	USA	244	281

98	101	305		527	458

90	114	34	New loans to associated companies	284	388

3,507	3,352	3,638	TOTAL CAPITAL INVESTMENT*	9,810	9,777

			*comprising
2,403	2,345	2,395	Exploration and Production	6,685	6,593
387	377	478	Gas & Power	1,329	1,046
503	421	486	Oil Products	1,224	1,317
158	144	148	Chemicals	420	578
56	65	131	Other segments	152	243

3,507	3,352	3,638		9,810	9,777

Basic earnings per share (Note 8)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2004	2004	2003		2004	2003
		As restated			As restated
			ROYAL DUTCH
1.31	0.98	0.64	Net income per share (€)	3.39	2.83
1.60	1.18	0.72	Net income per share ($)	4.16	3.11
1.07	0.92	0.68	CCS earnings per share (€)	3.01	2.96
1.31	1.11	0.77	CCS earnings per share ($)	3.69	3.27

			SHELL TRANSPORT
12.5	9.3	6.4	Net income per share (pence)	32.5	27.6
1.37	1.02	0.62	Net income per ADR ($)	3.55	2.66
10.2	8.8	6.8	CCS earnings per share (pence)	28.8	28.9
1.12	0.95	0.65	CCS earnings per ADR ($)	3.15	2.8

Diluted earnings per share (Note 8)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2004	2004	2003		2004	2003
		As restated			As restated
			ROYAL DUTCH
1.31	0.98	0.64	Net income per share (€)	3.39	2.83
1.60	1.18	0.72	Net income per share ($)	4.16	3.11
1.07	0.92	0.68	CCS earnings per share (€)	3.01	2.96
1.31	1.11	0.76	CCS earnings per share ($)	3.69	3.27

			SHELL TRANSPORT
12.5	9.3	6.4	Net income per share (pence)	32.5	27.6
1.37	1.01	0.62	Net income per ADR ($)	3.55	2.66
10.2	8.8	6.8	CCS earnings per share (pence)	28.8	28.9
1.12	0.95	0.65	CCS earnings per ADR ($)	3.15	2.79

Notes

NOTE 1.  Accounting policies

     The quarterly Group financial statements have been prepared on a US GAAP basis.

     The Group’s accounting policies are unchanged from those set out in Note 3 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 54 to 57.

     US accounting standard FAS 143 is effective for the Group from the first quarter of 2003 and required that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter of 2003.

     The quarterly Group financial statements reflect the impact of the reserves restatement, the change in accounting policy for inventories, the change in the treatment of exploration cost and the change in the treatment of certain gas contracts consistent with the 2003 annual report (see Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2003 Annual Reports and Accounts on pages 52 to 54).

NOTE 2.  Earnings on an estimated current cost of supplies (CCS) basis

     To facilitate a better understanding of the underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products segment earnings. It should be noted that CCS earnings is not a measure of financial performance under generally accepted accounting principles in the USA.

     On this basis, for the Oil Products segment cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting) and allowance is made for the estimated tax effect. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on the Group’s results of operations.

NOTE 3.  Special items

     Subsequent to the first quarter of 2003, certain items which would have been treated as special items under previous practice have not been so treated, in line with SEC Regulation G, on the grounds that items of a similar nature have occurred, or could occur, within a two-year period. Special items were those significant credits or charges resulting from transactions or events which, in the view of management, were not representative of normal business activities of the period and which affect comparability of earnings. The first quarter of 2003 included a special credit of $1,036 mln from the sale of the Shell shareholding in Ruhrgas.

NOTE 4.  Return on average capital employed (ROACE)

     ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

     Components of the calculation ($ million):

Net income (four quarters)	15,974
Group share of interest expense after tax	678
ROACE numerator	16,652
Group share of Capital employed - opening	93,401
Group share of Capital employed - closing	97,616
Group share of Capital employed - average	95,509

ROACE	17.4%

NOTE 5.  Earnings by industry segment

     Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

NOTE 6.  Statement of cash flows

     This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 7.  Contingencies and litigation — Reserves recategorisation

     In connection with the recategorisation of certain hydrocarbon reserves announced on January 9, 2004, the UK Financial Services Authority (FSA) and the US Securities and Exchange Commission (SEC) issued formal notices of investigations against Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc (collectively, the “Companies”). Consistent with the terms of the previously announced agreements in principle and without admitting or denying the findings and conclusions in the FSA’s Final Notice and the SEC’s Cease and Desist Order, the Companies have reached settlements with the FSA and SEC resolving the FSA’s and SEC’s investigations into the Companies. Still pending in relation to the recategorisation issues are a number of lawsuits in the United States, a criminal investigation by the United States Department of Justice, and investigations by Euronext Amsterdam, the Dutch Authority for the Financial Markets, and the California Department of Corporations. With respect to these pending actions and investigations, management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

NOTE 8.  Earnings per share

     Group net income, before parent companies’ own cost and income, is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2003 Annual Reports and Accounts in Note 1 on page 52). For the purposes of these calculations, Group CCS earnings are shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

     In the first quarter of 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders’ meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on June 28, 2004 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

     With effect from the fourth quarter of 2003, shares of Royal Dutch and Shell Transport held by Group companies in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share.

     Basic earnings per share calculations, are based on the following weighted average number of shares:

	Q3	Q2	Q3	Nine	Nine
				Months	Months
	2004	2004	2003	2004	2003
Royal Dutch shares of €0.56 (millions)	2,018.2	2,029.1	2,033.5	2,026.8	2,037.9
Shell Transport shares of 25p (millions)	9,460.4	9,501.9	9,519.1	9,493.9	9,532.2

     Diluted earnings per share calculations, are based on the following weighted average number of shares. This includes dilutive number of shares (stock options currently in-the-money) and excludes shares held by Group companies:

	Q3	Q2	Q3	Nine	Nine
				Months	Months
	2004	2004	2003	2004	2003
Royal Dutch shares of €0.56 (millions)	2,020.7	2,031.1	2,034.4	2,028.7	2,038.6
Shell Transport shares of 25p (millions)	9,465.4	9,505.4	9,522.0	9,496.6	9,534.6

     Shares at the end of the following periods are:

	Q3	Q2	Q3
	2004	2004	2003
Royal Dutch shares of €0.56 (millions)	2,012.2	2,025.4	2,033.0
Shell Transport shares of 25p (millions)	9,439.9	9,485.7	9,519.0

     One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

Appendix 2: Market Commentary

     The average of Brent crude prices in the third quarter 2004 was $41.55 a barrel compared with $28.35 a barrel a year ago. WTI prices averaged $43.90 a barrel compared with $30.20 a year ago. Crude prices for the balance of this year will be influenced by supply dynamics, the rate of global economic expansion particularly in the US and China and the severity of northern hemisphere winter.

     In the third quarter 2004, natural gas prices at Henry Hub averaged $5.47 per million Btu versus $6.09 in the second quarter and $4.90 in the third quarter of 2003. Moderate summer weather, which dampened demand for natural gas in power generation for cooling, allowed storage levels to continue to build, maintaining a surplus over the previous year. Prices stayed relatively high as a result of market anticipation of supply and demand either through weather or through the loss of production from hurricane activity. The actual hurricane disruption firmed up spot prices and forward prices.

     Global industry refining margins were high due to strong gasoline and middle distillate prices. Overall margins were tempered by comparatively weak fuel oil prices. Singapore margins were supported by Chinese domestic demand for gasoline and middle distillates and increased at the end of the quarter reflecting in particular middle distillates (kerosene and gasoil) strength. In the third quarter of 2004, industry refining margins averaged $8.30, $10.85, $4.95 and $2.85 a barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore respectively, compared to $6.00, $7.15, $2.15, and $0.80 a barrel in the same period last year. Margins in the fourth quarter may be influenced by the impact on demand from the development of the economy in the USA and China, high oil prices and the severity of the northern hemisphere winter. In the USA and Europe margin support may come from seasonal refinery turnaround activities in the first half of the quarter and volatility may occur in the USA as a result of relatively low levels of gasoline and middle distillate stocks. European diesel price and margins may be impacted by new sulphur specifications coming into effect from the beginning of 2005.

     Chemicals industry conditions remained strong and demand continued to grow. Product prices increased throughout the petrochemicals chain, driven by higher feedstock and energy cost. The industry has generally been able to cover the increased costs. Industry cracker margins in Europe increased from the second quarter as rising naphtha feedstock costs were offset by high co-product values, particularly benzene. In the USA cracker margins fell compared to the second quarter as a result of high ethane feedstock prices.